UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Telecom Italia S.p.A.

(Name of Issuer)

Common Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Michele Amendolagine
Head of Corporate Affairs
Assicurazioni Generali S.p.A.
Piazza Duca degli Abruzzi, 2
Trieste 34132, Italy
011 39 040 67 1111

December 22, 2009 and January 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 87927W10	Page 2 of 23 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Assicurazioni Generali S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22,4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 3 of 23 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alleanza Toro S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22,4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 4 of 23 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INA Assitalia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,952
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 17,952
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,604,859 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22,4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 5 of 23 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generali Lebensversicherung AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22,4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 6 of 23 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generali Vie S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22,4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

This Amendment No. 5 amends the Statement on Schedule 13D, dated October 30, 2007, as subsequently amended (the “Schedule 13D”), filed by Assicurazioni Generali S.p.A. (“Assicurazioni Generali”), a company incorporated under the laws of the Republic of Italy, and by Alleanza Toro S.p.A. (formerly known as Alleanza Assicurazioni S.p.A.), INA Assitalia S.p.A. (each incorporated under the laws of the Republic of Italy), Generali Lebensversicherung AG (formerly known as Volksfürsorge Deutsche Lebensversicherung AG) (incorporated under the laws of the Federal Republic of Germany), and Generali Vie S.A. (incorporated under the laws of the Republic of France), the latter four companies each belonging to the Assicurazioni Generali group (the “Other Generali Investors” and, together with Assicurazioni Generali, “Generali”), with respect to the ordinary shares, euro 0.55 par value per share (the “Telecom Italia Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  The relationships between the Generali companies and their interests in the Telecom Italia shares are described in detail in the previously filed Amendment No. 2 to the Schedule 13D.  Capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule 13D.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali (together with the Assicurazioni Generali group companies (Alleanza Toro S.p.A., formerly known as Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung AG, formerly known as Volksfürsorge Deutsche Lebensversicherung A.G., and Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the October 25th Amendment (as defined below),  together “Generali”), Sintonia S.A. (“SI”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca” and, together with Generali, SI and Intesa Sanpaolo, the “Italian Investors”) and Telefónica S.A., the Spanish-based telecommunications operator (“Telefónica”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “October 25th Amendment”), the “Co-Investment Agreement”).  The Co-Investment Agreement established the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”), an Italian corporation.  On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn held at that time 2,407,345,359 Telecom Italia Shares, or approximately 18% of the ordinary share capital, of Telecom Italia, from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and SI (together, “Sintonia”).  The closing of the purchase of the entire share capital of Olimpia, divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”) pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed on Schedule 13D as Exhibit 11.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007 pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed to Telco the Telecom Italia Shares they held on that date.  These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.  Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed on Schedule 13D as Exhibits 3 and 9, respectively.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended, the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Italia Shares directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.  A copy of the Shareholders Agreement was previously filed on Schedule 13D as Exhibit 5.

Pursuant to the October 25th Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions within the time frame set forth therein.  On November 19, 2007, the Investors entered into an Amendment to the Shareholders Agreement and to the bylaws (the “November 19th Amendment”) to address the content of the Announcement, and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders Agreement and by-laws of Telco as provided in the November 19th Amendment.  A copy of the November 19th Amendment was previously filed as Exhibit 14 and an unofficial English translation of the amended and restated by-laws of Telco (the “Telco By-laws”) was previously filed on Schedule 13D as Exhibit 15.

Separately, on November 6, 2007, pursuant to the Shareholders Agreement, Telco and Telefónica entered into a Call Option Agreement (the “Option Agreement”) to grant Telefónica an option to purchase Telecom Italia Shares or Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Italia Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party.  A copy of the Option Agreement was previously filed on Schedule 13D as Exhibit 16.  On November 15, 2007, pursuant to Article 5 of the Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Option Agreement.  A copy of the Olimpia adherence letter was previously filed on Schedule 13D as Exhibit 17.

In March 2008, Telco acquired 121,530,000 Telecom Italia Shares, representing 0.91% of Telecom Italia’s ordinary share capital.  As a result, Telco’s holding in Telecom Italia increased from 23.6% to 24.5% equal to 3,278,702,623 Telecom Italia Shares.

On October 28, 2009, SI requested, pursuant to Article 11(b) of the Shareholders Agreement, the non-proportional de-merger of Telco, with the assignment of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Italia Shares held by Telco representing approximately 2,06% of Telecom Italia’s ordinary share capital (the “SI Telecom Shares”)).

On the same date the Investors other than SI, namely Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Non-Exiting Shareholders”) acknowledged SI’s decision and, by entering into a Renewal Agreement dated October 28, 2009 and effective as of April 28, 2010 (the “Renewal Agreement”), agreed (i) not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Italia Shares at that time; and (ii) to renew the Shareholders Agreement for an additional term of three years until April 27, 2013 substantially on the same terms and conditions, except to provide that (a) the right of the Non-Exiting Shareholders to request the non-proportional de-merger of Telco not later than six months prior to the new expiry date will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011 (such Shareholders Agreement, as amended and renewed, the “New Shareholders Agreement”).  A copy of the Renewal Agreement was previously filed on Schedule 13D as Exhibit 18 and a copy of the joint press release, dated October 28, 2009, issued by the Non-Exiting Shareholders announcing the events described above was previously filed on Schedule 13D as Exhibit 20.

The Non-Exiting Shareholders also agreed, in the Renewal Agreement, to consider and evaluate – together with SI – mutually agreed alternative ways to permit SI to exit Telco, other than through non-proportional de-merger.

In connection with the Renewal Agreement, separately on October 28, 2009, Telco and Telefónica entered into an Amendment Deed to the Call Option Agreement (the “Amendment to Option Agreement”) (i) to extend the term of the Option Agreement to coincide with the expiration date of the New Shareholders Agreement, and (ii) to exempt certain transactions regarding the Telecom Italia Shares, namely those related to the exercise of de-merger and early withdrawal rights pursuant to Article 11(b) of the Shareholders Agreement.  A copy of the Amendment to Option Agreement was previously filed on Schedule 13D as Exhibit 19.

The terms of SI’s exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit SI to exit Telco in a single transaction consisting of two parts (the “SI Exit Transaction”).  The SI Exit Transaction was concluded on December 22, 2009 when Telco and SI executed a Purchase and Sale Agreement (the “SI Exit Agreement”), pursuant to which: (i) SI acquired the SI Telecom Shares from Telco for consideration of euro 605,254,575.20 (equal to a price of euro 2.20 for each SI Telecom Share) (the “SI Telecom Share Transfer”), and (ii) Telco voluntarily reduced its share capital by acquiring and cancelling SI’s Telco shares (equal to 162,752,995 class A shares, constituting 8.39% of Telco’s share capital) for consideration of euro 293,461,160.95 (equal to a price of approximately euro 1.80 for each Telco share) which is equal to the pro rata net asset value of SI’s interest in Telco as of December 15, 2009 (the “Telco Share Capital Reduction”).

Because cash consideration was payable under the SI Exit Agreement by both Telco and SI, pursuant to the SI Exit Agreement only a single net cash payment (the “Sintonia Payment”) was made by SI of euro 311,793,414.25 (equal to the cash consideration due from SI to Telco of euro 605,254,575.20 in respect of the SI Telecom Share Transfer minus the cash consideration due from Telco to SI of euro 293,461,160.95 in respect of the Telco Share Capital Reduction).  An unofficial translation of the SI Exit Agreement is filed as Exhibit 21 hereto and the related Telco press release, dated December 22, 2009, is filed as Exhibit 22 hereto.

On December 22, 2009 the Non-Exiting Shareholders and Telco entered into a framework agreement (the “Framework Agreement”) pursuant to which the Non-Exiting Shareholders agreed, among other things, to take certain actions and enter into certain transactions in order to permit Telco (a) to comply with its obligations under its existing credit facilities, and (b) to refinance its financial indebtedness maturing in January 2010.

Consistent with the Framework Agreement, on January 11, 2010 Telco entered into a euro 1.3 bilion loan agreement (the “New Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “Senior Lenders”).  The New Refinancing Facility matures on May 31, 2012 and is guaranteed by a pledge (the “Pledge”) in favor of the Senior Lenders over certain Telecom Italia Shares held by Telco (the “Pledged Shares”).

Also on January 11, 2010 in connection with the New Refinancing Agreement, the Non-Exiting Shareholders entered into an amendment agreement to the New Shareholders Agreement (the “Amendment Agreement”) pursuant to which the Non-Exiting Shareholders: (i) confirmed that each Non-Exiting Shareholder would endeavor to provide financial support to Telco on a pro rata basis (in proportion to its respective shareholding in Telco); (ii) established the terms and conditions upon which each Non-Exiting Shareholder may provide such support by means of a cash injection (a “Cash Injection”) if necessary under the New Refinancing Facility; and (iii) established the terms and conditions that would govern the Non-Exiting Shareholders’ option to acquire the Pledged Shares from the Senior Lenders (the “Call Option”) in the event that the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge.  Further, on January 11, 2010, the terms of the Call Option were agreed between the Non-Exiting Shareholders and the Senior Lenders in a separate option agreement (the “Option Agreement”).  A copy of the Amendment Agreement is filed as Exhibit 23 hereto, a copy of the Option Agreement is filed as Exhibit 24 hereto and a copy of Telco press release announcing the events described above, dated January 11, 2010, is filed as Exhibit 25 hereto.

Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration.

The Telco Share Capital Reduction did not require funds or other consideration for Telco to pay the cash consideration payable to SI of euro 293,461,160.95 because this amount was offset by the cash consideration payable from SI in connection with the SI Telecom Share Transfer, as described in the Introduction to this Amendment No. 5.

Item 4.  Purpose of the Transaction.

For the Non-Exiting Shareholders, the principal objective of their investment in Telecom Italia Shares remains the creation of value over time for all shareholders, by accompanying Telecom Italia’s business growth strategies, which will be defined autonomously by the board of directors and the management of Telecom Italia.  The purpose of the SI Exit Transaction is to allow SI to separate itself from the Telco group and to allow SI, if it chooses, to divest its 2.06% interest in Telecom Italia Shares.

Item 5. Interest in Securities of the Issuer.

Following the Si Exit Transaction, Generali, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Italia Shares, representing approximately 22.4% of the outstanding Telecom Italia Shares.  Generali may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Italia Shares.

In addition, INA Assitalia S.p.A. may be deemed to have sole power to vote or direct the vote of 17,952 Telecom Italia Shares, representing approximately 0.00013% fo the outstanding Telecom Italia Shares, and sole power to dispose or direct the disposition of 17,952 Telecom Italia Shares.  These shares are not currently to be contributed to Telco.

The beneficial ownership of Telecom Italia Shares by the persons listed in Annexes A-1, A-2, A-3, A-4 and A-5 to this Amendment No. 5, if any, is indicated next to such person’s name in such Annexes.  To the best of Assicurazioni Generali’s and each of the Other Generali Investors’ knowledge, as applicable, and except as otherwise indicated in such Annexes, such persons have sole voting and dispositive power over the Telecom Italia Shares that they beneficially own, if any.  Other than as disclosed in such Annexes, over the last sixty days, the persons listed in Annexes A-1, A-2, A-3, A-4 and A-5 have not effected proprietary transactions in Telecom Italia Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SI EXIT AGREEMENT

The description of the SI Exit Agreement in the Introduction to this Amendment No. 5 is incorporated herein by reference.

The summary herein of certain material provisions of the SI Exit Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of the unofficial translation of such document attached as Exhibit 21 hereto.

AMENDMENT AGREEMENT

The description of the Amendment Agreement in the Introduction to this Amendment No. 5 is incorporated herein by reference.

Pursuant to the Amendment Agreement, the Non-Exiting Shareholders (i) confirmed that each Non-Exiting Shareholders would endeavor to provide financial support to Telco on a pro rata basis (in proportion to its respective shareholding in Telco); (ii) established the terms and conditions upon which each Non-Exiting Shareholder may provide such support by means of a Cash Injection if necessary under the New Refinancing Facility; and (iii) established the terms and conditions that would govern the Call Option in the event that the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge.

Cash Injections would be made by means of a shareholders’ loan or by any other means mutually agreed, within the timeframe provided for under the New Refinancing Agreement to prevent the Senior Lenders from acquiring any of the Pledged Shares by enforcing the Pledge.  Each Non-Exiting Shareholder is allowed to propose to finance its pro-rata share Cash Injection through the purchase of bonds issued by Telco and, possibly, to the extent practicable within the above mentioned timeframe, through a fully funded bridge loan.

If one or more Non-Exiting Shareholders refuse to provide their pro-rata share Cash Injection (such Non-Exiting Shareholder, a “Dissenting Shareholder”), the other Non-Exiting Shareholders (the “Supporting Shareholders”) may fund the shortfall pro-rata among themselves in the same proportion as their respective shareholdings in Telco.  If, however, the Dissenting Shareholder is a holder of Telco Class A shares, the corresponding right to cover its Cash Injection is granted only to, and may be exercised only by, other Supporting Shareholders that hold Telco Class A shares.

If the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge (such shares, the “Foreclosed Shares”), the Supporting Shareholders may exercise the Call Option granted under the Option Agreement on such Foreclosed Shares pro-rata among themselves in the same proportion as their respective shareholdings in Telco as of the date of exercise of the Call Option.  Any Foreclosed Shares for which the Call Option has not been exercised by one or more Non-Exiting Shareholders (a “Non-Exercising Shareholder”) may be acquired: (i) by another Supporting Shareholder holding Telco shares of the same class as the Telco shares held by such Non-Exercising Shareholder, and (ii) if the applicable Foreclosed Shares are not acquired pursuant to (i), any Supporting Shareholder holding Telco shares of the other class may acquire such Foreclosed Shares.

The foregoing summary of certain material provisions of the Amendment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 23 hereto.

OPTION AGREEMENT

The description of the Option Agreement in the Introduction to this Amendment No. 5 is incorporated herein by reference.

Pursuant to the Option Agreement, the Senior Lenders will provide written notice to the Non-Exiting Shareholders of any enforcement of the Pledge under the New Facility Agreement (the “Enforcement Notice”).  Together with the Enforcement Notice, the Senior Lenders will also deliver to the Non-Exiting Shareholders a written notice (the “Calculation Notice”) stating (i) the aggregate outstanding amount plus accrued and unaccrued interest and any other costs and expenses, including enforcement costs under the New Refinancing Facility; (ii) the price at which the Senior Lenders are entitled to acquire the Pledged Shares by enforcing the Pledge (i.e. for listed Subject Shares, as hereinafter defined, the average market  price for the prior 5 business days) (the “Enforcement Price”), and (iii) the number of Pledged Shares subject to acquisition by the Senior Lenders pursuant to the Pledge (the “Subject Shares”).

Each Non-Exiting Shareholder is entitled to acquire from the Senior Lenders the Subject Shares at a price per Subject Share equal to the higher of (i) the aggregate outstanding amount plus accrued and unaccrued interest and any other costs and expenses, including enforcement costs, under the New Refinancing Facility, divided by the aggregate number of the Subject Shares, and (ii) the Enforcement Price.

Non-Exiting Shareholders may exercise the Call Option exclusively for the exact amount of Subject Shares by delivery to the Senior Lenders and the other Non-Exiting Shareholders of a written notice (the “Exercise Notice”), no later than five business days after receipt of the Calculation Notice, provided, however, that if there is a discrepancy in the aggregate number of Subject Shares reported on the Exercise Notices is due to clerical errors, the relevant Non-Exiting Shareholders are entitled to cure, within one business day, such clerical errors.

The foregoing summary of certain material provisions of the Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 24 hereto.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 21:	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation)

Exhibit 22:	Telco S.p.A. press release, dated December 22, 2009

Exhibit 23:
Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 24:
Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Unicredit Corporate Banking S.p.A., Société Générale as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. as shareholders

Exhibit 25:	Telco S.p.A. press release, dated January 11, 2010

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

ASSICURAZIONI GENERALI S.P.A.

/s/ Giovanni Perissinotto
Signature

Giovanni Perissinotto
Managing Director
Name/Title

/s/ Michele Amendolagine
Signature

Michele Amendolagine
Head of Group Corporate Affairs
Department
Name/Title

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

ALLEANZA TORO S.P.A.

/s/ Amato Luigi Molinari
Signature

Amato Luigi Molinari
Chairman
Name/Title

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

INA ASSITALIA S.P.A.

/s/ Franco Procaccini
Signature

Franco Procaccini
Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

GENERALI LEBENSVERSICHERUNG AG

/s/ Winfried Spies
Signature

Winfried Spies
Chief Executive Office
Name/Title

/s/ Jems Mueller
Signature

/s/ Jems Mueller
Head of Directors Staff
Name/Title

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

GENERALI VIE S.A.

/s/ Claude Tendil
Signature

Claude Tendil
Chairman and Chief Executive Officer
Name/Title

ANNEX A-1

DIRECTORS AND EXECUTIVE OFFICERS OF ASSICURAZIONI GENERALI

The name, title, present principal occupation or employment of each of the directors and executive officers of Assicurazioni Generali are set forth below.  The business address of each director and executive officer is Assicurazioni Generali’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Assicurazioni Generali.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Position	Telecom Italia Shares Beneficially Owned
Chairman	Antoine Bernheim*	Chairman, Chairman of the Executive Committee, Executive Director	189,934 ordinary shares
Vice-Chairman	Gabriele Galateri di Genola	Member of the Executive Committee, Non-Executive Director, Member of the Remuneration Committee	176,000 ordinary shares and 88,000 saving shares
Managing Director	Sergio Balbinot	Managing Director, Member of the Executive Committee, Executive Director and General Manager	719 ordinary shares
Managing Director	Giovanni Perissinotto	Managing Director, Member of the Executive Committee, Executive Director and General Manager	103,049 ordinary shares
Director	Luigi Arturo Bianchi	Non-Executive Director, Independent Director, Member of the Internal Control Committee	None
Director	Ana Patricia Botin**	Non-Executive Director	None
Director	Diego Della Valle	Non-Executive Director, Independent Director	None
Director	Klaus-Peter Müller***	Non-Executive Director, Independent Director	None
Director	Alberto Nicola Nagel	Member of the Executive Committee, Non-Executive Director	None
Director	Reinfried Pohl***	Non-Executive Director	None

Office	Name and surname	Position	Telecom Italia Shares Beneficially Owned
Director	Petr Kellner****	Non-Executive Director	None
Director	Francesco Gaetano Caltagirone	Non-Executive Director, Independent Director	None
Director	Leonardo Del Vecchio	Non-Executive Director, Independent Director, Member of the Remuneration Committee	None
Director	Lorenzo Pelliccioli	Member of the Executive Committee, Non-Executive Director, Independent Director	None
Director	Paolo Scaroni	Non-Executive Director, Independent Director, Chairman of the Remuneration Committee	None
Director	Alessandro Pedersoli	Non-Executive Director, Independent Director, Chairman of the Internal Control Committee	None
Director	Louis Guy Claude Tendil	Non-Executive Director	None
Director	Loïc Hennekinne*	Non-Executive Director, Independent Director, Member of the Internal Control Committee	None
Director	Kai Uwe Ricke***	Non-Executive Director, Independent Director	None
General Manager	Raffaele Agrusti	Chief Financial Officer	None

*	French citizen.
**	Spanish citizen.
***	German citizen.
****	Czech citizen.

ANNEX A-2

DIRECTORS AND EXECUTIVE OFFICERS OF ALLEANZA TORO S.P.A.

The name, title and information on ownership in Telecom Italia Shares of each of the directors and executive officers of Alleanza Toro S.p.A. are set forth below.  The business address of each director and executive officer is Alleanza Toro S.p.A.’s address.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Chairman	Amato Luigi Molinari	None
Vice Chairman	Antoine Bernheim*	189,934 ordinary shares
Managing Director	Luigi de Puppi de Puppi	None
Director	Alberto Arnaboldi	None
Director	Fabio Corsico	None
Director	Danilo Ignazzi	10,000 saving shares
Director	Paolo Monferino	None
Director	Giulio Ponzanelli	None
Director	Giovanni Perissinotto	103,049 ordinary shares
Director	Maurizio Sella	None
Director	Fabio Alberto Roversi Monaco	None
Director	Antonio Spallanzani	13,000 ordinary shares
General Manager	Sandro Panizza	None
General Manager	Dott. Luigi Rizzuti	None

*	French citizen.

ANNEX A-3

DIRECTORS AND EXECUTIVE OFFICERS OF INA ASSITALIA S.P.A.

The name, title and information on ownership in Telecom Italia Shares of each of the directors and executive officers of INA Assitalia S.p.A. are set forth below.  The business address of each director and executive officer is INA Assitalia S.p.A.’s address.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Chairman	Francesco Procaccini	None
Director	Fabio Buscarini	None
Director	Massimo Ponzellini	14,250 saving shares
Director	Francesco Maria Attaguile	None
Director	Vincenzo Biondo	None
Director	Giuseppe Buoro	None
Director	Danilo Ignazzi	10,000 saving shares
Director	Aldo Minucci	2595 ordinary shares
Director	Giovanni Perissinotto	103,049 ordinary shares
Director	Carlos Zurita Delgado*	None

*	Spanish citizen.

ANNEX A-4

DIRECTORS AND EXECUTIVE OFFICERS OF GENERALI LEBENSVERSICHERUNG AG

The name, title and information on ownership in Telecom Italia Shares for the members of the Management Board and the Supervisory Board of Generali Lebensversicherung AG are set forth below.  The business address of each director and executive officer is Generali Lebensversicherung AG’s address.  Unless otherwise indicated below, all of the persons listed below are German citizens.

Management Board

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Member	Frank Karsten	None
Member	Volker Seidel	None
Member	Winfried Spies, Vors.	None
Member	Roman Blaser	None
Member	Karl Pfister	None

Supervisory Board

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Chairman	Dietmar Meister	None
Member	Wolfgang Kaske	None
Member	Giovanni Liverani**	None
Member	Susanne Hille	*
Member	Hans-Joachim Schoeder	None
Member	Christoph Schmallenbach	None
Member	Dieter Strasser	None
Member	Marion Bernstein	None
Member	Berthold Bose	None
Member	Michael Feulner	*
Member	Reiner Müller	None
Member	Bernd Michaels	None

*	Not available.

**	Italian citizen.

ANNEX A-5

DIRECTORS AND EXECUTIVE OFFICERS OF GENERALI VIE S.A.

The name, title, and information on ownership in Telecom Italia Shares of each of the directors and executive officers of Generali Vie S.A. are set forth below.  The business address of each director and executive officer is Generali Vie S.A.’s address.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of France.

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Chairman and Chief Executive Officer	Claude Tendil	None
Director	Stéphane Dedeyan	None
Director	Alessandro Donà*	None
Director	Alain Ficheur	None
Director	Jean-Yves Hermenier	None
Director	Eric Le Gentil	None
Director	Thomas Saunier	None
Director	Georges Drouin	None
Director	Yves Galland	None
Director	Paul-Marie Chavanne	None
Director	Jacques Maillot	None
Director	Jean-Pierre Thomas	None

*	Italian citizen.

Exhibit No.	Description

Exhibit 21:	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation)

Exhibit 22:	Telco S.p.A. press release, dated December 22, 2009

Exhibit 23:
Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 24:
Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Unicredit Corporate Banking S.p.A., Société Générale as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. as shareholders

Exhibit 25:	Telco S.p.A. press release, dated January 11, 2010